Staffing 360 Solutions, Inc.

641 Lexington Avenue

27th Floor

New York, New York 10022

December 7, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Gregory Dundas

Re: Staffing 360 Solutions, Inc.
Registration Statement on Form S-3, originally filed on November 2, 2017

File No. 333- 221281, as amended (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Staffing 360 Solutions, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on December 8, 2017, or as soon thereafter as practicable.

Very truly yours,STAFFING 360 SOLUTIONS, INC. By: /s/ Brendan Flood Brendan FloodExecutive Chairman

cc:    Rick A. Werner, Esq., Haynes and Boone, LLP